Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee of

    First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement (File No. 333-175464) on Form S-8 of First Niagara Financial Group, Inc., of our report dated June 28, 2012, with respect to the statements of net assets in liquidation available for benefits of Harleysville National Corporation 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets in liquidation available for benefits for the years ended December 31, 2011 and 2010, and the related supplemental schedule of assets (held at year end) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of Harleysville National Corporation 401(k) Plan.

/s/ Bonadio & Co., LLP

Bonadio & Co., LLP

June 28, 2012

Williamsville, NY